Quark Technology Global Inc.

80D Leitchcroft Cres, Thornhill

Ontario Canada L3T 7W1

Phone: 1-437-999-3091

August 25, 2022

Thomas Jones, Staff Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Reference: Quark Technology Global Inc.

Amendment No. 7 to Offering Statement on Form 1-A

Filed August 11, 2021

File No. 024-11426

Dear Mr. Jones:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Quark Technology Global, Inc. (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (Reg. No. 024-11426), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) January 26, 2021.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has decided not to pursue an offering under Regulation A at this time, due to market conditions and other related matters. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

If you have any questions, please do not hesitate to call our Counsel, Scott Doney Esq. at 702-982-5686.

Very truly yours,

/s/ Edward Chan

Edward Chan, CEO